Exhibit (b)

April 25, 2007

Navigant Consulting, Inc.

615 North Wabash Avenue

Chicago, IL 60611

Attention:	Ben W. Perks Executive Vice President and Chief Financial Officer

$450 Million Senior Credit Facility

Ladies and Gentlemen:

Bank of America, N.A. (“Bank of America”) is pleased to offer to be the sole administrative agent (in such capacity, the “Administrative Agent”) for a $450 million senior credit facility (the “Senior Credit Facility”) to Navigant Consulting, Inc. (“you” or the “Borrower”), and Bank of America is pleased to offer its commitment to lend up to $75 million of the Senior Credit Facility, upon and subject to the terms and conditions set forth in this letter (this “Commitment Letter”) and in the Summary of Terms and Conditions attached as Exhibit A hereto and incorporated herein by this reference (the “Summary of Terms”). Banc of America Securities LLC (“BAS”) is pleased to advise you of its willingness in connection with the foregoing commitment, as joint lead arranger (left-side) and sole book manager (in such capacities, the “Lead Arranger”) for the Senior Credit Facility, to use its best efforts to form a syndicate of financial institutions and institutional lenders (including Bank of America) (collectively, the “Lenders”) reasonably acceptable to you for the Senior Credit Facility.

Bank of America will act as sole Administrative Agent for the Senior Credit Facility and BAS will act as Lead Arranger for the Senior Credit Facility. No additional agents, co-agents or arrangers will be appointed and no other titles will be awarded without our prior written approval, provided that it is understood and agreed that LaSalle Bank, National Association shall be awarded the titles of joint lead arranger (right-side) and syndication agent subject to its commitment of at least $75 million to the Senior Credit Facility.

The commitment of Bank of America hereunder and the undertaking of BAS to provide the services described herein are subject to the satisfaction of each of the following conditions precedent in a manner acceptable to Bank of America and BAS: (a) the completion of a due diligence review of the assets, liabilities (including contingent liabilities) and business of the Borrower and its subsidiaries in scope and with results satisfactory to us in our sole and absolute discretion; (b) the accuracy and completeness in all material respects of all representations that you and your affiliates make to Bank of America and BAS and your compliance with the terms of this Commitment Letter (including the Summary of Terms) and the Fee Letter (as hereinafter defined); (c) prior to and during the syndication of the Senior Credit Facility there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any of its subsidiaries; (d) the negotiation, execution and delivery of definitive documentation for the Senior Credit Facility consistent with the Summary of Terms and otherwise reasonably satisfactory to Bank of America and BAS; (e) no material adverse change in or material disruption of conditions in the market for syndicated bank credit facilities or the financial, banking or capital markets generally shall have occurred that, in the judgment of Bank of America and BAS, would impair the syndication of the Senior Credit Facility; and (f) no change, occurrence or development shall have occurred or become known to Bank of America or BAS since December 31, 2006 that has had or could reasonably be expected to have a Material Adverse Effect (as defined in the Summary of Terms);

and (g) commitments shall have been received from Lenders for the remaining $375 million of the Senior Credit Facility on the terms and conditions referred to herein and in the Summary of Terms.

BAS intends to commence syndication of the Senior Credit Facility promptly upon your acceptance of this Commitment Letter and the Fee Letter. You agree to actively assist BAS in achieving a syndication of the Senior Credit Facility that is satisfactory to BAS and you. Such assistance shall include your (a) providing and causing your advisors to provide Bank of America and BAS and the other Lenders upon request with all information reasonably deemed necessary by Bank of America and BAS to complete syndication, including, but not limited to, information and evaluations prepared by you and your advisors, or on your behalf, relating to the transactions contemplated hereby (including the Projections (as hereinafter defined), the “Information”), (b) assisting in the preparation of Information Memoranda and other materials to be used in connection with the syndication of the Senior Credit Facility (collectively with the Summary of Terms and any additional summary of terms prepared for distribution to Public Lenders (as hereinafter defined), the “Information Materials”), (c) using your commercially reasonable efforts to ensure that the syndication efforts of BAS benefit materially from your existing banking relationships and (d) otherwise assisting Bank of America and BAS in their syndication efforts, including by making your officers and advisors available from time to time to attend and make presentations regarding the business and prospects of the Borrower and its subsidiaries, as appropriate, at one or more meetings of prospective Lenders. You hereby agree that the Information Memoranda to be used in connection with the syndication of the Senior Credit Facility shall be completed at least 30 days prior to the Closing Date (as hereinafter defined).

It is understood and agreed that BAS will manage and control all aspects of the syndication in consultation with you, including decisions as to the selection of prospective Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender, other than LaSalle Bank, National Association, participating in the Senior Credit Facility will receive compensation from you in order to obtain its commitment, except on the terms contained herein and in the Summary of Terms.

You represent, warrant and covenant that (a) all financial projections concerning the Borrower and its subsidiaries that have been or are hereafter made available to Bank of America, BAS or the Lenders by you or any of your representatives (or on your or their behalf) (the “Projections”) have been or will be prepared in good faith based upon reasonable assumptions and (b) all Information, other than Projections, which has been or is hereafter made available to Bank of America, BAS or the Lenders by you or any of your representatives (or on your or their behalf) in connection with any aspect of the transactions contemplated hereby, as and when furnished, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading. You agree to furnish us with further and supplemental information from time to time until the date of the initial borrowing under the Senior Credit Facility (the “Closing Date”) so that the representation, warranty and covenant in the immediately preceding sentence are correct on the Closing Date as if the Information were being furnished, and such representation, warranty and covenant were being made, on such date. In issuing this commitment and in arranging and syndicating the Senior Credit Facility, Bank of America and BAS are and will be using and relying on the Information without independent verification thereof.

You acknowledge that BAS and/or Bank of America on your behalf will make available Information Materials to the proposed syndicate of Lenders by posting the Information Materials on IntraLinks or another similar electronic system. In connection with the syndication of the Senior Credit Facility, unless the parties hereto otherwise agree in writing, you shall be under no obligation to provide Information Materials suitable for distribution to any prospective Lender (each, a “Public Lender”) that has personnel who do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Borrower or its affiliates, or the respective securities of any of the foregoing. You agree, however, that the definitive credit documentation will contain provisions concerning Information Materials to be provided to Public Lenders and the absence of MNPI therefrom. Prior to distribution of Information Materials to prospective Lenders, you shall provide us with a customary letter authorizing the dissemination thereof.

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By executing this Commitment Letter, you agree to reimburse Bank of America and BAS from time to time on demand for all reasonable out-of-pocket fees and expenses (including, but not limited to, (a) the reasonable fees, disbursements and other charges of Moore & Van Allen PLLC, as counsel to the Lead Arranger and the Administrative Agent, and of special and local counsel retained by the Lead Arranger or the Administrative Agent and (b) due diligence expenses) incurred in connection with the Senior Credit Facility, the syndication thereof, the preparation of the definitive documentation therefor and the other transactions contemplated hereby. For purposes of clarification, this paragraph shall not be construed to require the Borrower to reimburse any Lender (other than Bank of America) for fees and expenses incurred in connection with the Senior Credit Facility.

You agree to indemnify and hold harmless Bank of America, BAS, each Lender and each of their affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable out-of-pocket fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any matters contemplated by this Commitment Letter or any related transaction or (b) the Senior Credit Facility or any use made or proposed to be made with the proceeds thereof, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equityholders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors for special, indirect, consequential or punitive, damages arising out of, related to or in connection with any aspect of the transactions contemplated hereby. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnified Party as determined by a final and nonappealable judgment of a court of competent jurisdiction.

This Commitment Letter and the fee letter among you, Bank of America and BAS of even date herewith (the “Fee Letter”) and the contents hereof and thereof are confidential and, except for disclosure hereof or thereof on a confidential basis to your accountants, attorneys and other professional advisors retained by you in connection with the Senior Credit Facility or as otherwise required by law, may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that you may disclose this Commitment Letter (including the Summary of Terms) but not the Fee Letter after your acceptance of this Commitment Letter and the Fee Letter, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges. Bank of America and BAS hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), each of them is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow Bank of America or BAS, as applicable, to identify you in accordance with the Act.

You acknowledge that Bank of America and BAS or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. Bank of America and BAS agree that they will not furnish confidential information obtained from you to any of their other customers and that they will treat confidential information relating to you and your affiliates with the same degree of care as they treat their own confidential information. Bank of America and BAS further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that Bank of America

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and BAS are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you or any of your affiliates that is or may come into the possession of Bank of America, BAS or any of such affiliates, subject to such parties’ agreement to treat such information as confidential pursuant to the provisions of this paragraph.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (a) (i) the arranging and other services described herein regarding the Senior Credit Facility are arm’s-length commercial transactions between you and your affiliates, on the one hand, and Bank of America and BAS, on the other hand, (ii) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby; (b) (i) Bank of America and BAS each has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity and (ii) neither Bank of America nor BAS has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein; and (c) Bank of America and BAS and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and Bank of America and BAS have no obligation to disclose any of such interests to you or your affiliates. To the fullest extent permitted by law, you hereby waive and release any claims that you may have against Bank of America and BAS with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Commitment Letter.

The provisions of the immediately preceding five paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit Facility shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of Bank of America or BAS hereunder.

This Commitment Letter and the Fee Letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter or the Fee Letter by telecopier or facsimile shall be effective as delivery of a manually executed counterpart thereof.

This Commitment Letter (including the Summary of Terms) and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of Illinois. Each of you, Bank of America and BAS hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter (including the Summary of Terms), the Fee Letter, the transactions contemplated hereby and thereby or the actions of Bank of America and BAS in the negotiation, performance or enforcement hereof. The commitments and undertakings of Bank of America and BAS may be terminated by us if you fail to perform your obligations under this Commitment Letter or the Fee Letter on a timely basis.

This Commitment Letter (including the Summary of Terms) and the Fee Letter embody the entire agreement and understanding among Bank of America, BAS, you and your affiliates with respect to the Senior Credit Facility and supersedes all prior agreements and understandings relating to the specific matters hereof. However, please note that the terms and conditions of the commitment of Bank of America and the undertaking of BAS hereunder are not limited to those set forth herein or in the Summary of Terms. Those matters that are not covered or made clear herein or in the Summary of Terms or the Fee Letter are subject to mutual agreement of the parties. No party has been authorized by Bank of America or BAS to make any oral or written statements that are inconsistent with this Commitment Letter. This Commitment Letter is not assignable by the Borrower without our prior written consent and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

This Commitment Letter and all commitments and undertakings of Bank of America and BAS hereunder will expire at 5:00 p.m. (Eastern time) on April 25, 2007 unless you execute this Commitment Letter and the Fee Letter and return them to us prior to that time (which may be by facsimile transmission),

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whereupon this Commitment Letter (including the Summary of Terms) and the Fee Letter (each of which may be signed in one or more counterparts) shall become binding agreements. Thereafter, all commitments and undertakings of Bank of America and BAS hereunder will expire on June 30, 2007 unless definitive documentation for the Senior Credit Facility is executed and delivered prior to such date. In consideration of the time and resources that BAS and Bank of America will devote to the Senior Credit Facility, you agree that, until such expiration, you will not solicit, initiate, entertain or permit, or enter into any discussions in respect of, any offering, placement or arrangement of any competing senior credit facility or facilities for the Borrower and its subsidiaries.

[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

BANK OF AMERICA, N.A.

By:	/s/ Craig McGuire

	Name:	Craig McGuire
	Title:	Senior Vice President

BANC OF AMERICA SECURITIES LLC

By:	/s/ Juan Cazorla

	Name:	Juan Cazorla
	Title:	Principal

ACCEPTED AND AGREED TO

AS OF THE DATE FIRST ABOVE WRITTEN:

NAVIGANT CONSULTING, INC.

By:	/s/ Ben W. Perks

	Name:	Ben W. Perks
	Title:	Executive Vice President and Chief Financial Officer

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EXHIBIT A

SUMMARY OF TERMS AND CONDITIONS

NAVIGANT CONSULTING, INC.

$450 MILLION SENIOR CREDIT FACILITY

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the commitment letter (the “Commitment Letter”) to which this Summary of Terms and Conditions is attached.

BORROWER:	Navigant Consulting, Inc., (the “Borrower”) and certain wholly-owned subsidiaries of the Borrower, including Navigant Consulting Ltd. (the “Canadian Borrower”) and Navigant Consulting (Europe) Limited, to be designated as co-borrowers pursuant to the definitive documentation (the “Designated Borrowers”).

GUARANTORS:	The Senior Credit Facility and obligations under any treasury management, interest protection or other hedging arrangements entered into with a Lender (or any affiliate thereof) will be guaranteed by each existing and future direct and indirect significant domestic subsidiary of the Borrower (collectively, the “Guarantors”). Additionally, the Borrower will guarantee all obligations of the Designated Borrowers under the Senior Credit Facility and under any treasury management, interest protection or other hedging arrangements entered into with a Lender (or any affiliate thereof). All guarantees will be guarantees of payment and not of collection.

ADMINISTRATIVE AGENT:	Bank of America, N.A. (“Bank of America”) will act as sole administrative agent (the “Administrative Agent”).

SYNDICATION AGENT:	LaSalle Bank, National Association (“LaSalle”).

JOINT LEAD ARRANGERS AND SOLE BOOK MANAGER:	Banc of America Securities LLC (“BAS”) will act as joint lead arranger (left-side) and sole book manager, and LaSalle will act as joint lead arranger (right-side).

LENDERS:	A syndicate of financial institutions (including Bank of America and LaSalle) arranged by BAS, which institutions shall be acceptable to the Borrower and the Administrative Agent (collectively, the “Lenders”).

SENIOR CREDIT FACILITY:	An aggregate principal amount of up to $450 million will be available through the following facilities:

Revolving Credit Facility: $250 million five year revolving credit facility (the “Revolving Credit Facility”), which will include a $50 million sublimit for the issuance of standby and commercial letters of credit (each a “Letter of Credit”) and a $10 million sublimit for swingline loans (each a “Swingline Loan”). Letters of Credit will be issued by Bank of

America (in such capacity, the “Fronting Bank”). Loans under the Revolving Credit Facility (other than Swingline Loans) and Letters of Credit may be denominated in U.S. Dollars, Euros, Sterling, Canadian Dollars and other readily available and freely transferable and convertible currencies to be determined. Swingline Loans will be made available by Bank of America, and each Lender will purchase an irrevocable and unconditional participation in each Letter of Credit and each Swingline Loan. The definitive loan documentation for the Senior Credit Facility shall also permit the Canadian Borrower to borrow up to $25 million (Canadian Dollar equivalent) from Lenders able to make credit extensions in Canada (the “Canadian Tranche”) in a manner to be determined.

Term Loan Facility: a $200 million term loan facility, all of which will be drawn on the Closing Date (the “Term Loan Facility”).

The Revolving Credit Facility and the Term Loan Facility are collectively referred to herein as the “Senior Credit Facility”.

SWINGLINE OPTION:	Swingline Loans will be made available to the Borrower in U.S. Dollars on a same day basis in an aggregate amount not exceeding $10 million and in minimum amounts of $250,000.

INCREASE OPTION:	Provided there is no event of default or incipient event of default under the Senior Credit Facility, the Borrower may, without prior consent of the Lenders, elect to increase the Revolving Credit Facility by up to $100 million in the aggregate in minimum increments of $10 million by requesting incremental commitments from existing Lenders and/or new commitments from new lenders. No existing Lender shall be required to commit to any portion of the increase.

PURPOSE:	The proceeds of the Senior Credit Facility shall be used (i) for working capital, capital expenditures, stock repurchases and other lawful corporate purposes; and (ii) to finance Permitted Acquisitions (defined below).

CLOSING DATE:	The execution of definitive loan documentation is currently expected to occur on or about June 13, 2007 (the “Closing Date”).

INTEREST RATES:	As set forth in Addendum I.

MATURITY:	The Revolving Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full five years after the Closing Date.

The Term Loan Facility shall be subject to repayment according to the Scheduled Amortization (as hereinafter defined), with the final payment of all amounts outstanding, plus accrued interest, being due five years after the Closing Date.

AVAILABILITY/SCHEDULED AMORTIZATION:	Revolving Credit Facility: Loans under the Revolving Credit Facility may be made on a revolving basis up to the full amount of the Revolving

Credit Facility and Letters of Credit may be issued up to the sublimit for Letters of Credit.

Term Loan Facility: The Term Loan Facility will be subject to quarterly amortization of principal commencing on September 30, 2007, with 0.25% of the initial aggregate term loans to be payable in each of the first twelve quarters, 2.50% of the initial aggregate term loans to be payable in each of the following seven quarters and the remaining balance of the Term loans to be payable at Maturity (the “Scheduled Amortization”).

OPTIONAL PREPAYMENTS AND COMMITMENT REDUCTIONS:

The Borrower may prepay the Senior Credit Facility in whole or in part at any time without premium or penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings. Each such prepayment of the Term Loan Facility shall be applied to the principal installments thereof on a pro rata basis. The unutilized portion of the commitments under the Senior Credit Facility may be irrevocably reduced or terminated by the Borrower at any time without penalty (in minimum amounts of $5 million).

CONDITIONS PRECEDENT TO CLOSING:

The closing and the initial extension of credit under the Senior Credit Facility will be subject to satisfaction of the conditions precedent deemed appropriate by the Administrative Agent and the Lenders including, but not limited to, the following:

(i)	The negotiation, execution and delivery of definitive documentation with respect to the Senior Credit Facility reasonably satisfactory to BAS, the Administrative Agent and the Lenders.

(ii)	The Lenders shall have received satisfactory opinions of counsel to the Borrower and the Guarantors (which shall cover, among other things, authority, legality, validity, binding effect and enforceability of the documents for the Senior Credit Facility) and of appropriate local counsel and such corporate resolutions, certificates and other documents as the Lenders shall reasonably require.

(iii)	There shall not have occurred since December 31, 2006 any event or condition that has had or could be reasonably expected, either individually or in the aggregate, to have a Material Adverse Effect. “Material Adverse Effect” means (A) a material adverse change in, or a material adverse effect on, the operations, business, assets, properties, liabilities (actual or contingent) or condition (financial or otherwise) of the Borrower and its subsidiaries, taken as a whole; (B) a material impairment of the rights and remedies of the Administrative Agent or any Lender under the loan documentation, or of the ability of the Borrower or any Guarantor to perform its obligations under the loan documentation to which it is a party; or (C) a material adverse effect upon the legality, validity, binding effect or enforceability against the Borrower or any Guarantor of the loan documentation to which it is a party.

(iv)	The absence of any action, suit, investigation or proceeding pending or, to the knowledge of the Borrower, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a Material Adverse Effect.

(v)	All of the Information shall be complete and correct in all material respects; and no changes or developments shall have occurred, and no new or additional information, shall have been received or discovered by the Administrative Agent or the Lenders regarding the Borrower or its subsidiaries or the transactions contemplated hereby that (A) either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or (B) purports to materially and adversely affect the Senior Credit Facility or the transactions contemplated hereby, and nothing shall have come to the attention of the Lenders to lead them to believe that (x) the Information Memorandum was or has become misleading, incorrect or incomplete in any material respect or (y) the transactions contemplated hereby will have a Material Adverse Effect.

(vi)	All agreed upfront fees owing to the Lenders and all agreed fees and reasonable out-of-pocket expenses of BAS and the Administrative Agent (including the reasonable out-of-pocket fees and expenses of counsel for the Administrative Agent) shall have been paid.

CONDITIONS PRECEDENT TO ALL EXTENSIONS OF CREDIT:

Usual and customary for transactions of this type, including, without limitation, the following: (i) all of the representations and warranties in the loan documentation shall be true and correct as of the date of such extension of credit; (ii) no event of default under the Senior Credit Facility or incipient default shall have occurred and be continuing, or would result from such extension of credit; and (iii) in the case of a multicurrency credit extension, there shall not have occurred any change in national or international financial, political or economic conditions or currency exchange rates or exchange controls that would make it impracticable for such credit extension to be denominated in the relevant currency.

REPRESENTATIONS AND WARRANTIES:
Usual and customary for transactions of this type, including, without limitation, the following: (i) legal existence, qualification and power; (ii) due authorization and no contravention of law, contracts or organizational documents; (iii) governmental and third party approvals and consents; (iv) enforceability; (v) accuracy and completeness of specified financial statements and other information and no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect; (vi) no material adverse litigation; (vii) no default; (viii) ownership of property; (ix) insurance matters; (x) environmental matters; (xi) tax matters; (xii) ERISA compliance; (xiii) subsidiaries; (xiv) use of proceeds and not engaging in business of purchasing/carrying margin stock; (xv) status under Investment Company Act; (xvi) accuracy of disclosure; (xvii) compliance with laws; (xviii) intellectual property; (xix) solvency; (xx) labor matters; and (xxi) certain additional representations and warranties as to non-U.S. Designated Borrowers.

COVENANTS:	Usual and customary for transactions of this type, including, without limitation, the following:

	(a)	Affirmative Covenants - (i) delivery of financial statements, budgets and forecasts; (ii) delivery of certificates and other information; (iii) delivery of notices of any default and other material matters; (iv) payment of obligations; (v) preservation of existence; (vi) maintenance of properties; (vii) maintenance of insurance; (viii) compliance with laws; (ix) maintenance of books and records; (x) inspection rights; (xi) use of proceeds; (xii) covenant to guarantee obligations; (xiii) compliance with environmental laws; (xiv) further assurances; (xv) compliance with material contracts; and (xvi) maintenance by non-U.S. Designated Borrowers of governmental approvals and authorizations.

	(b)	Negative Covenants - Restrictions on (i) liens; (ii) indebtedness, (including guarantees and other contingent obligations); (iii) investments (including loans and advances) and acquisitions (other than Permitted Acquisitions); (iv) mergers and other fundamental changes; (v) sales and other dispositions of assets; (vi) payments of dividends and other distributions (provided that the Borrower shall be permitted to repurchase shares of its outstanding common stock so long as no event of default or incipient event of default exists); (vii) changes in the nature of business; (viii) transactions with affiliates; (ix) burdensome agreements; (x) use of proceeds; (xi) amendments of organizational documents; (xii) changes in accounting policies or reporting practices; (xiii) prepayments of other indebtedness; (xiv) modification or termination of documents related to certain indebtedness; and (xv) lease obligations, in each case with such exceptions as may be agreed upon in the loan documentation.

For purposes hereof a “Permitted Acquisition” means an acquisition of a business in predominantly the same line of business as the Borrower so long as (i) the Borrower is in compliance with the “Financial Covenants” on a pro forma basis, (ii) no event of default or incipient event of default exists and (iii) the terms of any indebtedness assumed in such transaction shall be reasonably satisfactory to the Administrative Agent.

(c) Financial Covenants - To include (but not be limited to) the following:

• Maximum Consolidated Leverage Ratio (Total Funded Debt / Adjusted EBITDA) of 3.25x.

• Minimum Consolidated Fixed Charge Coverage Ratio (Adjusted EBITDA + rental expense) / (cash interest expense + rental expense) of 2.00x.

For purposes of the financial covenants, Adjusted EBITDA means, for any period, for the Borrower and its subsidiaries on a consolidated basis, an amount equal to the sum of (i) consolidated net income for such period (excluding extraordinary gains and losses) plus (ii) the following to the extent deducted in calculating such consolidated net income: (a) consolidated interest expense for such period, (b) the provision for federal, state, local and foreign income tax expense for such period, (c) the amount of depreciation and amortization expense for such period, (d) non-cash charges associated with stock options or other compensation for such period, (e) increases in reserves expensed during such period for estimated future payments of litigation claims in an aggregate amount not to exceed $10 million during any consecutive twelve month period, (f) other non-cash charges that do not represent a future cash charge and (g) non-recurring expenses related to specified litigation incurred during 2006 in a maximum amount to be agreed, minus (iii) non-cash gains included in calculating such consolidated net income for such period minus (iv) payments made from (or reversals of) reserves described in subclause (ii)(e) above during such period, all as determined in accordance with GAAP.

EVENTS OF DEFAULT:	Usual and customary in transactions of this type, including, without limitation, the following: (i) nonpayment of principal, (ii) non payment of interest, fees or other amounts (with a five day grace period); (iii) failure to perform or observe covenants set forth in the loan documentation within a specified period of time, where customary and appropriate, after such failure; (iv) any representation or warranty proving to have been incorrect when made or confirmed; (v) cross-default to other indebtedness in an amount to be agreed; (vi) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (vii) inability to pay debts; (viii) monetary judgment defaults in an amount to be agreed and material nonmonetary judgment defaults; (ix) customary ERISA defaults; (x) actual or asserted invalidity or impairment of any loan documentation; and (xi) change of control.

ASSIGNMENTS AND PARTICIPATIONS:	Revolving Credit Facility Assignments: Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in respect of the Revolving Credit Facility in a minimum amount equal to $5 million.

Term Loan Facility Assignments: Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in respect of either Term Loan Facility in a minimum amount equal to $5 million.

Consents: The consent of the Borrower will be required unless (i) an Event of Default has occurred and is continuing or (ii) the assignment is to a Lender, an affiliate of a Lender or an Approved Fund (as such term shall be defined in the loan documentation). The consent of the Administrative Agent will be required for any assignment (i) in respect of the Revolving Credit Facility or an unfunded commitment under the Term Loan Facility to an entity that is not a Lender with a commitment in respect of the applicable Facility, an affiliate of such Lender or an Approved Fund in respect of such Lender or (ii) of any outstanding term loan to an entity that is not a Lender, an affiliate of a Lender or an Approved Fund. The consent of the Fronting Bank and the lender of any Swingline Loan will be required for any assignment under the Revolving Credit Facility.

Assignments Generally: An assignment fee in the amount of $3,500 will be charged to the assignor or the assignee with respect to each assignment unless waived by the Administrative Agent in its sole discretion. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign as security all or part of its rights under the loan documentation to any Federal Reserve Bank.

Participations: Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate, maturity date and releases of all or substantially all of the collateral securing the Senior Credit Facility or all or substantially all of the value of the guaranties of the Borrower’s obligations made by the Guarantors and releases of the Borrower as guarantor of the obligations of the Designated Borrowers.

WAIVERS AND AMENDMENTS:
Amendments and waivers of the provisions of the loan agreement and other definitive credit documentation will require the approval of Lenders holding loans and commitments representing more than 50% of the aggregate amount of the loans and commitments under the Senior Credit Facility (the “Required Lenders”), except that (a) the consent of each Lender shall be required with respect to (i) the waiver of certain conditions precedent to the initial credit extension under the Senior Credit Facility, (ii) the amendment of certain of the pro rata sharing provisions, (iii) the amendment of the voting percentages of the Lenders, (iv) the release of all or substantially all of the value of the guaranties of the Borrower’s obligations made by the Guarantors, and (v) the release of the Borrower as guarantor of the obligations of the Designated Borrowers; (b) the consent of each Lender affected thereby shall be required with respect to (i) increases or extensions in the commitment of such Lender, (ii) reductions of principal, interest or fees (other than a reduction or waiver of default interest), and (iii) extensions of scheduled maturities of principal
(excluding mandatory prepayments) or scheduled times for payment of interest or fees; and (c) the consent of the Lenders holding more than 50% of the loans and commitments under the applicable facility shall be required with respect to certain other matters.

INDEMNIFICATION:	The Borrower will indemnify and hold harmless the Administrative Agent, BAS, each Lender and their respective affiliates and their partners, directors, officers, employees, agents and advisors (each an “Indemnified Party”) from and against all losses, claims, damages, liabilities and expenses arising out of or relating to the Senior Credit Facility, the Borrower’s use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees and settlement costs, and in each case excluding losses, claims, damages, liabilities and expenses resulting from the gross negligence or willful misconduct of such Indemnified Party. This indemnification shall survive and continue for the benefit of all such persons or entities.

GOVERNING LAW:	State of Illinois.

PRICING/FEES/ EXPENSES:	As set forth in Addendum I.

OTHER:	Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to Illinois jurisdiction.

ADDENDUM I

PRICING, FEES AND EXPENSES

INTEREST RATES:	The interest rates per annum applicable to the Revolving Credit Facility (other than in respect of Swingline Loans) and the Term Loan Facility will be LIBOR plus the Applicable Margin (as hereinafter defined) or, at the option of the Borrower, the U.S. Base Rate (to be defined as the higher of (x) the Bank of America prime rate and (y) the Federal Funds rate plus 0.50%) plus the Applicable Margin. Each Swingline Loan shall bear interest at the U.S. Base Rate plus the Applicable Margin for U.S. Base Rate loans under the Revolving Credit Facility. The interest rates per annum applicable to the Canadian Tranche shall bear interest at a rate equal to the Canadian Base Rate (to be defined in the loan documentation) plus the Applicable Margin; alternatively, the Canadian Borrower may obtain extensions of credit under the Canadian Tranche by issuing bankers’ acceptances (with terms between 30 and 180 days) that will be purchased by the appropriate Lenders at a CDOR-based discount rate (in accordance with normal market practices). An acceptance fee equal to the Applicable Margin shall be payable by the Canadian Borrower at the time of issuance of a bankers’ acceptance.

“LIBOR” means, for any interest period, the rate per annum equal to the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two business days prior to the commencement of such interest period, for deposits in the relevant currency (for delivery on the first day of such interest period) with a term equivalent to such interest period. LIBOR shall be adjusted for statutory reserve requirements.

The Borrower may select interest periods of one, two, three or six months for LIBOR loans, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly. Interest accrued under the U.S. Base Rate and the Canadian Base Rate shall be payable quarterly in arrears.

During the continuance of any default under the loan documentation, the Applicable Margin on obligations owing under the loan documentation shall increase by 2% per annum (subject, in all cases other than a default in the payment of principal when due, to the request of the Required Lenders).

FACILITY FEE:	Commencing on the Closing Date, a facility fee equal to a percentage per annum determined in accordance with the Pricing Grid set forth below shall be payable on the Revolving Credit Facility regardless of usage. Such fee shall be payable quarterly in arrears, commencing on the first quarterly payment date to occur after the Closing Date.

LETTER OF CREDIT FEES:
Letter of Credit fees shall be payable on the maximum amount available to be drawn under each Letter of Credit at a rate per annum equal to the Applicable Margin from time to time applicable to LIBOR loans. Such fees will be (a) payable quarterly in arrears, commencing on the first quarterly payment date to occur after the Closing Date, and (b) shared proportionately by the Lenders under the Revolving Credit Facility. In addition, a fronting fee shall be payable to the Fronting Bank for its own account, in an amount to be mutually agreed.

APPLICABLE MARGIN:	“Applicable Margin” means a percentage per annum to be determined in accordance with the following Pricing Grid:

Level	Consolidated Leverage Ratio	Applicable Margin for LIBOR Loans/ Letter of Credit Fees/ Bankers’ Acceptances	Facility Fee	All-in Drawn

1	> 3.00	1.400%	0.350%	1.750%
2	> 2.50 but ≤ 3.00	1.200%	0.300%	1.500%
3	> 2.00 but ≤ 2.50	1.000%	0.250%	1.250%
4	> 1.50 but ≤ 2.00	0.800%	0.200%	1.000%
5	> 1.00 but ≤ 1.50	0.700%	0.175%	0.875%
6	≤ 1.00	0.500%	0.125%	0.625%

The Applicable Margin for U.S. Base Rate loans and Canadian Base Rate loans shall be 1.00% less than the Applicable Margin for LIBOR loans (but in no event less than 0%). The initial Applicable Margin will be based on Level 4.

CALCULATION OF INTEREST AND FEES:
Other than calculations in respect of interest at the Bank of America prime rate (U.S. or Canadian), the bankers’ acceptance discount rate and the acceptance fee (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year.

COST AND YIELD PROTECTION:
Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

EXPENSES:	The Borrower will pay all reasonable out-of-pocket costs and expenses associated with the preparation, due diligence, administration, syndication and closing of all loan documentation, including, without limitation, the reasonable out-of-pocket legal fees of counsel to the Administrative Agent and BAS, regardless of whether or not the Senior Credit Facility is closed. The Borrower will also pay the reasonable out-of-pocket expenses of the Administrative Agent and each Lender in connection with the enforcement of any of the loan documentation.

2

May 4, 2007

Banc of America Securities LLC

214 N. Tryon St, 18th Floor

Charlotte, NC 28255

Attention: Navigant Consulting, Inc.’s $450 million Senior Unsecured Credit Facilities

Ladies and Gentlemen:

We refer to the Summary of Terms and Conditions for Navigant Consulting, Inc. (the "Borrower") posted to Intralinks on May 3, 2007. Subject only to satisfactory documentation, we are pleased to commit up to $75 million to the $450 million Senior Credit Facility consisting of a $250 million Revolver and a $200 million Term Loan, as referenced in the Summary of Terms and Conditions.

Our decision to issue our commitment is based on our independent investigation of the financial condition, creditworthiness, affairs and status of the Borrower as we have deemed appropriate and not in reliance on you or your affiliates, or any material or information provided to us by you or any of your affiliates, which, if so furnished, is hereby acknowledged by us to have been for informational purposes only and without representation or warranty by you or your affiliates. We acknowledge that you have no duty or responsibility, either initially or on a continuing basis, to provide us with any credit or other information with respect to the Borrower, whether such information came into your possession before we issued our commitment or at any time thereafter.

We acknowledge and agree that no secondary selling or offers to purchase will occur until such time as you declare the primary syndication to be complete. Syndication is complete upon the making of allocations by the arranger and the arranger freeing the facilities to trade. Furthermore, we represent that this commitment represents a commitment from our institution only, and does not in any way include a commitment or other arrangement from any other non-affiliated institution.

We understand that allocations may be made at your discretion. This letter shall be governed by the laws of Illinois.

Yours sincerely,

LaSalle Bank National Association

By:

Name:

Title: